Exhibit (a)(1)(I)

[LETTERHEAD OF HOULIHAN LOKEY CAPITAL, INC.]

July 10, 2019

Liberty Tax, Inc.

1716 Corporate Landing Parkway

Virginia Beach, Virginia 23454

Attn: The Special Committee of the Board of Directors of Liberty Tax, Inc.

Dear Members of the Special Committee:

We understand that Liberty Tax, Inc. (“Liberty”) intends to enter into an Agreement of Merger and Business Combination Agreement (the “Agreement”) by and among Liberty, Buddy’s Newco, LLC (“Buddy’s”), Franchise Group New Holdco, LLC, a direct wholly owned subsidiary of Liberty (“New Holdco”), Franchise Group B Merger Sub, LLC, an indirect wholly owned subsidiary of Liberty (“Merger Sub”), and Vintage RTO, L.P., solely in its capacity as the representative of the members of Buddy’s, pursuant to which, among other things, Merger Sub will merge with Buddy’s (the “Transaction”), each outstanding common unit representing membership interests in Buddy’s (each, a “Buddy’s Unit”) will be converted into the right to receive 0.459315 units representing membership interests in New Holdco (each, a “New Holdco Unit”) and 0.091863 shares (together with such New Holdco Units, the “Merger Consideration”) of voting, non-economic preferred stock of Liberty (“Liberty Voting Non-Economic Preferred Stock”), and Buddy’s will become an indirect wholly owned subsidiary of New Holdco. You have advised us and we have assumed that beginning six months after the effective time of the Transaction, one New Holdco Unit and one-fifth of a share of Liberty Voting Non-Economic Preferred Stock will together be exchangeable for one share of common stock, par value $0.01 per share (the “Liberty Common Stock”), of Liberty.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Liberty has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Merger Consideration to be issued collectively by New Holdco and Liberty in exchange for each outstanding Buddy’s Unit in the Transaction pursuant to the Agreement is fair, from a financial point of view, to Liberty. For purposes of our analysis and this Opinion, we have with your agreement evaluated the fairness, from a financial point of view, to Liberty of the Merger Consideration to be issued collectively by New Holdco and Liberty in exchange for each outstanding Buddy’s Unit in the Transaction pursuant to the Agreement as if the Merger Consideration solely consisted of 0.459315 of a share of Liberty Common Stock rather than consisting of a number of New Holdco Units and shares of Liberty Voting Non-Economic Preferred Stock that, together, will, on a pro forma basis, be exchangeable for 0.459315 of a share of Liberty Common Stock and without giving effect to the consummation of any of the other transactions contemplated by the Agreement, including the Subscriptions and the Tender Offer (each as defined below), any other transaction consummated by Liberty or its affiliates following the consummation of the Transaction, or any potential cost savings or synergies expected by the management of Liberty or Buddy’s to result from the Transaction or such other transactions.

The Special Committee of the Board of Directors of Liberty Tax, Inc.	-2-
July 10, 2019

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft, dated July 8, 2019 of the Agreement;

2.	reviewed certain publicly available business and financial information relating to Liberty and business information relating to Buddy’s that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of Liberty and Buddy’s made available to us by Liberty and Buddy’s, including (a) financial projections (and adjustments thereto) prepared by or discussed with the management of Liberty relating to Liberty for the fiscal years ending April 30, 2020 through April 30, 2024 (the “Liberty Projections”), and (b) financial projections (and adjustments thereto) prepared by or discussed with the management of Buddy’s relating to Buddy’s for the fiscal years ending December 31, 2019 through December 31, 2022 (the “Buddy’s Projections”);

4.	spoken with the Committee, certain members of the managements of Liberty and Buddy’s and certain of their and the Committee’s representatives and advisors regarding the respective businesses, operations, financial condition and prospects of Liberty and Buddy’s, the Transaction and related matters including, without limitation, discussions with Liberty’s management and the Committee regarding Liberty’s prior solicitation of indications of interest from third parties with respect to the securities, assets, businesses or operations of Liberty and its discussions with third parties with respect thereto;

5.	compared the financial and operating performance of Liberty and Buddy’s with that of companies with publicly traded equity securities that we deemed to be relevant;

6.	reviewed the current and historical market prices for certain of Liberty’s publicly traded securities, and the current and historical market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

7.	solely for illustrative purposes considered the publicly available financial terms of certain transactions that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of Liberty has advised us, and we have assumed, that the Liberty Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of Liberty. Furthermore, at your direction we have assumed that the Buddy’s Projections have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of the management of Buddy’s as to the future financial results and condition of Buddy’s. At your direction, we have assumed that the Liberty Projections and the Buddy’s Projections provide a reasonable basis on which to evaluate Liberty, Buddy’s and the Transaction and we have, at your direction, used and relied upon the Liberty Projections and the Buddy’s Projections for purposes of our analyses and this Opinion. We express no view or opinion with respect to the Liberty Projections, the Buddy’s Projections or the respective assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the businesses, assets, liabilities, financial condition, results of operations, cash flows or prospects of Liberty or Buddy’s since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

The Special Committee of the Board of Directors of Liberty Tax, Inc.	-3-
July 10, 2019

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the consummation of the Transaction will be satisfied without waiver thereof, and (d) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto that would be material to our analyses or this Opinion. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would result in the disposition of any assets of Liberty or Buddy’s, or otherwise have an effect on the Transaction, Liberty or Buddy’s or any expected benefits of the Transaction that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that except as would not be material to our analyses or this Opinion, the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of Liberty, Buddy’s or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which Liberty or Buddy’s is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which Liberty or Buddy’s is or may be a party or is or may be subject.

We have not been requested to, and did not, initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, businesses or operations of Liberty, Buddy’s or any other party, or any alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof. We are not expressing any view or opinion as to what the value of the New Holdco Units or the shares of Liberty Voting Non-Economic Preferred Stock actually will be when issued in the Transaction pursuant to the Agreement or the value of Liberty Common Stock after giving effect to the Transaction, the Subscriptions, the Tender Offer or any of the other transactions contemplated by the Agreement, which may be greater than or less than the price per share of Liberty Common Stock to be paid for shares of Liberty Common Stock tendered pursuant to the Tender Offer or the price or range of prices at which New Holdco Units, Liberty Voting Non-Economic Preferred Stock or Liberty Common Stock may be purchased or sold, or otherwise be transferable, at any time.

The Special Committee of the Board of Directors of Liberty Tax, Inc.	-4-
July 10, 2019

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with its evaluation of the Transaction and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, Liberty, Buddy’s or any party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey and its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to Liberty, Buddy’s, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, including Vintage Capital Management LLC (“Vintage”), B. Riley Financial, Inc. (“B. Riley”) or Cannell Capital LLC (“Cannell Capital”), which are, or whose affiliates are, significant stockholders of Liberty and, in the case of Vintage, Liberty and Buddy’s, in the future, for which Houlihan Lokey and its affiliates may receive compensation. In addition, Houlihan Lokey and certain of its affiliates and certain of our and their respective employees may have committed to invest in private equity or other investment funds managed or advised by Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, and may do so in the future. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, Liberty, Buddy’s, Vintage, B. Riley, Cannell Capital, other participants in the transactions contemplated by the Agreement or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

The Special Committee of the Board of Directors of Liberty Tax, Inc.	-5-
July 10, 2019

Houlihan Lokey has acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a significant portion of which becomes payable upon the earlier of the consummation of the Transaction and the consummation or expiration of the Tender Offer. In addition, we will receive a fee for rendering this Opinion, which is not contingent upon the conclusion set forth in this Opinion or the successful completion of the Transaction (or any of the other transactions contemplated by the Agreement). Liberty has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

This Opinion only addresses whether the Merger Consideration to be issued collectively by New Holdco and Liberty in the Transaction pursuant to the Agreement is fair, from a financial point of view, to Liberty in the manner set forth herein and does not address any other aspect or implication of the Transaction or any aspect or implication of any action, agreement, arrangement or understanding entered into in connection therewith or otherwise including, without limitation, (i) the actions to be taken by Liberty pursuant to Section 6.01 of the Agreement, (ii) the subscription agreements pursuant to which Tributum, L.P., an affiliate of Vintage, will make one or more equity contributions to Liberty in exchange for the issuance by Liberty of shares of Liberty Common Stock (the “Subscriptions”), (iii) the tender offer (the “Tender Offer”) to be made by Liberty pursuant to Section 5.10 of the Agreement for any and all of the outstanding shares of Liberty Common Stock, (iv) the voting agreements to be entered into by and between each member of Buddy’s, Vintage, B. Riley and their respective affiliates, on the one hand, and Liberty, on the other hand, (v) the tax receivable agreement to be entered into in connection with the Transaction or (vi) the terms pursuant to which New Holdco Units and shares of Liberty Voting Non-Economic Preferred Stock may be exchanged for shares of Liberty Common Stock. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, Liberty, its security holders or any other party to proceed with or effect the Transaction, the Subscriptions and the Tender Offer, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction, the Subscriptions and the Tender Offer or otherwise (other than the Merger Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction, the Subscriptions and the Tender Offer to the holders of any class of securities, creditors or other constituencies of Liberty, Buddy’s, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction, the Subscriptions and the Tender Offer as compared to any alternative business strategies or transactions that might be available for Liberty, Buddy’s or any other party, (v) the fairness of any portion or aspect of the Transaction, the Subscriptions and the Tender Offer to any one class or group of Liberty’s, Buddy’s or any other party’s security holders or other constituents vis-à-vis any other class or group of Liberty’s, Buddy’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not Liberty, Buddy’s, their respective security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, the Subscriptions and the Tender Offer, (vii) the solvency, creditworthiness or fair value of Liberty, Buddy’s or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, or (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Merger Consideration or otherwise. Furthermore, we are not expressing any opinion, counsel or interpretation regarding matters that require legal, environmental, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, Liberty, Buddy’s and their respective advisors, as to all legal, environmental, regulatory, accounting, insurance, tax and other similar matters with respect to Liberty, Buddy’s and the Transaction or otherwise. The issuance of this Opinion was approved by a committee of Houlihan Lokey authorized to approve opinions of this nature.

The Special Committee of the Board of Directors of Liberty Tax, Inc.	-6-
July 10, 2019

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Merger Consideration to be issued collectively by New Holdco and Liberty in exchange for each outstanding Buddy’s Unit in the Transaction pursuant to the Agreement is fair to Liberty from a financial point of view.

Very truly yours,

/s/ Houlihan Lokey Capital, Inc.

HOULIHAN LOKEY CAPITAL, INC.